December 11, 2009

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	California Gold Corp. (formerly US Uranium Inc.) Form 10-K for Fiscal Year Ended January 31, 2009 Filed May 15, 2009 File No. 333-13459

Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to your follow up letter to James Davidson dated December 1, 2009.

The Company intends to file an amendment to its annual report on Form 10-K for the fiscal year ended January 31, 2009 by December 24, 2009.  This Form 10-K will include re-audited financial statements for the Company’s fiscal years ended January 31, 2009 and January 31, 2008 along with a new auditor’s opinion letter for those two years prepared by the Company’s new public accounting firm, Davis Accounting Group P.C. The re-audit of the Company’s 2008 and 2009 year-end financial statements is ongoing now.

We apologize for the delay in submitting this response and in the filing of the amended Form 10-K and we thank you for your patience.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:           Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp.